UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 18, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE

Date	18 January 2012

Number	01/12

BHP BILLITON PRODUCTION REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2011

•	Western Australia Iron Ore production rose to a record annualised rate of 178 million tonnes per annum (100% basis) in the December 2011 quarter, a 25% increase over the previous corresponding period.

•	A strong recovery in production across the Base Metals portfolio delivered a 27% increase in copper volumes from the September 2011 quarter.

•	Half yearly production records were achieved at New South Wales Energy Coal (Australia) and Cerrejon Coal (Colombia), two of BHP Billiton’s high value, export oriented energy coal operations.

•

Petroleum production increased 36% from the December 2010 half year following the acquisition of the Fayetteville and Petrohawk Onshore US businesses and strong uptime performance from existing, operated assets.

Petroleum

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Crude oil, condensate and natural gas liquids (‘000 boe)	44,066	22,228	-10%	-5%	2%
Natural gas (bcf)	391.84	214.49	108%	160%	21%
Total petroleum products (million boe)	109.38	57.98	36%	56%	13%

Total petroleum production – Petroleum production increased 36 per cent from the December 2010 half year following the acquisition of the Fayetteville and Petrohawk Onshore US businesses and strong uptime performance from existing, operated assets.

Crude oil, condensate and natural gas liquids – Liquids volumes increased marginally from the September 2011 quarter as production from the Onshore US portfolio, development drilling at Shenzi and high uptime at Atlantis (all USA) offset anticipated field decline.

The contribution from the Onshore US portfolio resulted in an eight per cent increase in natural gas liquids production in the December 2011 half year, although anticipated field decline and the temporary shut down of the non-operated Mad Dog facility (USA) resulted in lower overall liquids production relative to the prior corresponding period. Mad Dog is forecast by the operator to remain shut down until the June 2012 quarter.

Natural gas – Natural gas production was higher than all comparable periods reflecting strong performance from the Onshore US and Angostura (Trinidad and Tobago) businesses. Gas production in eastern Australia was down against the September 2011 quarter due to lower seasonal demand.

Aluminium

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Alumina (‘000 tonnes)	2,061	1,001	2%	-2%	-6%
Aluminium (‘000 tonnes)	628	313	0%	0%	-1%

Alumina – Sales volumes increased when compared with all corresponding periods as the Alumar refinery (Brazil) continued to deliver into expanded capacity. While a planned calciner outage at Worsley (Australia) constrained production during the December 2011 quarter, volumes are expected to recover as the refinery processes stockpiled hydrate in future periods.

Aluminium – Production was in line with comparable periods with all operations running at, or close to, maximum technical capacity.

Despite our competitive position on the cost curve, our integrated Aluminium business continues to be challenged by underlying cost pressure and weaker prices.

Base Metals

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Copper (‘000 tonnes)	500.6	280.3	-16%	-7%	27%
Lead (tonnes)	122,651	66,992	-9%	3%	20%
Zinc (tonnes)	51,742	28,298	-33%	-23%	21%
Silver (‘000 ounces)	20,054	10,903	-15%	-6%	19%
Uranium oxide concentrate (Uranium) (tonnes)	1,909	909	-3%	-5%	-9%

Copper – A strong recovery in production across the Base Metals portfolio delivered a 27% increase in copper volumes from the September 2011 quarter. Escondida (Chile) average mill throughput per day steadily increased as operations recovered from the industrial action that affected production in the prior quarter. In addition, Olympic Dam (Australia) benefited from higher grades and improved smelter availability following the planned outage in the September 2011 quarter. The expansion of mining fleets at Antamina (Peru) and Pampa Norte (Chile) contributed to half yearly material mined records for both assets.

Consistent with prior guidance, Escondida production is forecast to be marginally lower in the 2012 financial year, with volumes weighted to the second half. Production is expected to improve beyond the 2012 financial year as mining activities progress towards higher grade ore with completion of the Escondida Ore Access project in the main pit.

At 31 December 2011, the Group had 219,718 tonnes of outstanding copper sales that were revalued at a weighted average price of US$3.45 per pound. The final price of these sales will be determined over the remainder of the 2012 financial year. In addition, 239,156 tonnes of copper sales from the 2011 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2011 will decrease earnings before interest and tax by US$258 million for the period.

Lead/silver – Production at Cannington (Australia) decreased in the December 2011 half year reflecting lower average ore grades.

BHP Billiton Production Report for the half year ended 31 December 2011	2

Zinc – Production at Antamina decreased in the December 2011 half year as mining continued to progress through a copper rich ore zone.

Uranium – Production was broadly in line with all comparable periods.

Diamonds & Specialty Products

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Diamonds (‘000 carats)	938	481	-32%	-29%	5%

Diamonds – As anticipated, production in the December 2011 half year was lower than the prior corresponding period. EKATI (Canada) production is expected to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

During the quarter, BHP Billiton announced a review of its diamonds business, including the Group’s interests in the EKATI Diamond Mine. The process is ongoing and could continue through the first half of the 2012 calendar year.

Stainless Steel Materials

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Nickel (‘000 tonnes)	73.5	38.4	-10%	-11%	9%

Nickel – Production increased in the December 2011 quarter with the Line 1 furnace at Cerro Matoso (Colombia) operating at full production rates following its successful replacement in the prior quarter. In addition, higher nickel in matte production at the Nickel West Kalgoorlie smelter (Australia) compensated for a decline in metal production at the Nickel West Kwinana refinery that resulted from a planned outage at a third party hydrogen supplier. Nickel West Kwinana is expected to commission its new hydrogen plant in the March 2012 quarter.

The Nickel West Mt Keith Talc Redesign Project, which enables the processing of talc bearing ore, was successfully commissioned in December 2011.

Nickel West operating margins remain sensitive to persistent weakness in nickel prices and the continued strength of the Australian dollar.

BHP Billiton Production Report for the half year ended 31 December 2011	3

Iron Ore

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Iron ore (‘000 tonnes)	80,644	41,072	23%	22%	4%

Iron ore – Western Australia Iron Ore (WAIO) delivered another quarterly record as production rose to an annualised rate of 178 million tonnes per annum (100% basis). Consistently strong operating performance, the ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company’s rail infrastructure and additional ship loading capacity at Port Hedland all contributed to the record performance. While scheduled maintenance, tie-in activities and the wet season in the Pilbara are expected to affect WAIO production in the second half of the 2012 financial year, full year production is now forecast to marginally exceed prior guidance of 159 million tonnes per annum (100% basis).

Production at Samarco (Brazil) was in line with comparable periods with all three pellet plants continuing to run at full capacity.

Manganese

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Manganese ore (‘000 tonnes)	3,825	1,806	-3%	-1%	-11%
Manganese alloy (‘000 tonnes)	389	195	-1%	2%	1%

Manganese ore – Production was lower than the September 2011 quarter as planned maintenance at Hotazel (South Africa) and a weather related reduction in plant availability at GEMCO (Australia) constrained performance.

Manganese alloy – Alloy production was in line with comparable periods.

Metallurgical Coal

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Metallurgical coal (‘000 tonnes)	17,784	8,493	-2%	9%	-9%

Metallurgical coal – Queensland Coal (Australia) volumes for the December 2011 quarter remained below capacity as a result of stoppages associated with the ongoing labour negotiations and the remnant effects of wet weather. In addition, geotechnical issues at the Gregory Crinum longwall adversely affected production in the period. While system capability is no longer constrained by the 2011 floods, the extent to which industrial action will continue to impact production, sales and unit costs is difficult to predict.

Illawarra Coal (Australia) production increased in the December 2011 half year following successful longwall moves at Dendrobium and Appin in the June 2011 quarter. Volumes were lower than the September 2011 quarter as a planned shutdown of the West Cliff Coal Handling Preparation Plant was undertaken in readiness for commissioning of a plant upgrade. A longwall move and plant shutdown at Dendrobium is scheduled for the March 2012 quarter.

BHP Billiton Production Report for the half year ended 31 December 2011	4

Energy Coal

	DEC 2011 HALF	DEC 2011 QTR	DEC H11 vs DEC H10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
Energy coal (‘000 tonnes)	35,379	16,919	5%	2%	-8%

Energy coal – Half yearly production records were achieved at New South Wales Energy Coal and Cerrejon Coal, two of BHP Billiton’s high value, export oriented energy coal operations. However, unfavourable mining conditions and an industrial dispute at South Africa Coal, together with the suspension of operations at San Juan Coal (USA), resulted in lower production relative to the September 2011 quarter.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton’s share and exclude suspended and sold operations.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Samantha Stevens	James Agar
Tel: +61 3 9609 2898 Mobile: +61 400 693 915	Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: Samantha.Stevens@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Kelly Quirke	Andrew Gunn
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Kelly.Quirke@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Fiona Martin	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Brendan.Harris@bhpbilliton.com

Ruban Yogarajah	Tara Dines
Tel: US +1 713 966 2907 or UK +44 20 7802 4033	Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Mobile: UK +44 7827 082 022	Email : Tara.Dines@bhpbilliton.com
email: Ruban.Yogarajah@bhpbilliton.com
Americas

Scott Espenshade
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the half year ended 31 December 2011	5

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		DEC 2010	SEP 2011	DEC 2011	DEC 2011	DEC 2010	DEC YTD11 vs DEC YTD10	DEC Q11 vs DEC Q10	DEC Q11 vs SEP Q11
PETROLEUM
Crude oil & condensate	(‘000 bbl)	20,652	18,482	18,866	37,348	42,739	-13%	-9%	2%
Natural gas	(bcf)	82.54	177.35	214.49	391.84	188.37	108%	160%	21%
Natural gas liquids	(‘000 boe)	2,842	3,356	3,362	6,718	6,205	8%	18%	0%
Total petroleum products	(million boe)	37.25	51.40	57.98	109.38	80.34	36%	56%	13%

ALUMINIUM
Alumina	(‘000 tonnes)	1,025	1,060	1,001	2,061	2,025	2%	-2%	-6%
Aluminium	(‘000 tonnes)	314	315	313	628	628	0%	0%	-1%

BASE METALS
Copper	(‘000 tonnes)	302.3	220.3	280.3	500.6	593.5	-16%	-7%	27%
Lead	(tonnes)	64,925	55,659	66,992	122,651	134,066	-9%	3%	20%
Zinc	(tonnes)	36,945	23,444	28,298	51,742	77,142	-33%	-23%	21%
Gold	(ounces)	51,626	39,439	44,007	83,446	100,987	-17%	-15%	12%
Silver	(‘000 ounces)	11,571	9,151	10,903	20,054	23,723	-15%	-6%	19%
Uranium oxide concentrate	(tonnes)	957	1,000	909	1,909	1,967	-3%	-5%	-9%
Molybdenum	(tonnes)	485	595	766	1,361	693	96%	58%	29%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	676	457	481	938	1,379	-32%	-29%	5%

STAINLESS STEEL MATERIALS
Nickel	(‘000 tonnes)	43.0	35.1	38.4	73.5	81.5	-10%	-11%	9%

IRON ORE
Iron ore	(‘000 tonnes)	33,666	39,572	41,072	80,644	65,649	23%	22%	4%

MANGANESE
Manganese ore	(‘000 tonnes)	1,829	2,019	1,806	3,825	3,951	-3%	-1%	-11%
Manganese alloy	(‘000 tonnes)	192	194	195	389	391	-1%	2%	1%

METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	7,787	9,291	8,493	17,784	18,086	-2%	9%	-9%

ENERGY COAL
Energy coal	(‘000 tonnes)	16,513	18,460	16,919	35,379	33,619	5%	2%	-8%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the half year ended 31 December 2011	Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
PETROLEUM
Production
Crude oil & condensate (‘000 bbl)		20,652	19,200	18,652	18,482	18,866	37,348	42,739
Natural gas (bcf)		82.54	84.90	131.79	177.35	214.49	391.84	188.37
NGL (‘000 boe) (a)		2,842	2,442	2,636	3,356	3,362	6,718	6,205

Total petroleum products (million boe)		37.25	35.79	43.25	51.40	57.98	109.38	80.34

ALUMINIUM
ALUMINA
Production (‘000 tonnes)
Worsley	86%	758	663	725	752	694	1,446	1,514
Alumar	36%	267	296	301	308	307	615	511

Total		1,025	959	1,026	1,060	1,001	2,061	2,025

ALUMINIUM
Production (‘000 tonnes)
Hillside	100%	179	173	179	180	180	360	359
Bayside	100%	25	24	24	25	24	49	49
Alumar	40%	43	44	43	44	42	86	87
Mozal	47%	67	64	67	66	67	133	133

Total		314	305	313	315	313	628	628

BASE METALS (b)
COPPER
Payable metal in concentrate (‘000 tonnes)
Escondida	57.5%	112.7	87.7	79.4	49.9	80.4	130.3	223.4
Antamina	33.8%	27.2	24.9	22.5	30.3	30.9	61.2	50.4

Total		139.9	112.6	101.9	80.2	111.3	191.5	273.8

Cathode (‘000 tonnes)
Escondida	57.5%	47.1	44.4	42.6	32.9	43.0	75.9	92.1
Pampa Norte (c)	100%	66.0	64.1	75.7	65.4	70.0	135.4	132.4
Pinto Valley	100%	1.5	1.4	1.4	1.4	1.4	2.8	2.9
Olympic Dam	100%	47.8	51.1	50.7	40.4	54.6	95.0	92.3

Total		162.4	161.0	170.4	140.1	169.0	309.1	319.7

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	64,748	51,673	58,414	55,557	66,787	122,344	133,277
Antamina	33.8%	177	237	164	102	205	307	789

Total		64,925	51,910	58,578	55,659	66,992	122,651	134,066

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	14,920	16,129	14,348	14,488	14,745	29,233	30,180
Antamina	33.8%	22,025	24,123	20,385	8,956	13,553	22,509	46,962

Total		36,945	40,252	34,733	23,444	28,298	51,742	77,142

Refer footnotes on page 4.

BHP Billiton Production Report for the half year ended 31 December 2011	Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	23,133	19,667	17,116	11,063	14,242	25,305	47,940
Olympic Dam (refined gold)	100%	28,493	29,892	28,429	28,376	29,765	58,141	53,047

Total		51,626	49,559	45,545	39,439	44,007	83,446	100,987

SILVER
Payable metal in concentrate (‘000 ounces)
Escondida	57.5%	796	670	580	403	549	952	1,599
Antamina	33.8%	1,025	813	773	972	1,087	2,059	2,014
Cannington	100%	9,509	7,315	8,242	7,559	9,056	16,615	19,668
Olympic Dam (refined silver)	100%	241	258	282	217	211	428	442

Total		11,571	9,056	9,877	9,151	10,903	20,054	23,723

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	957	1,063	1,015	1,000	909	1,909	1,967

Total		957	1,063	1,015	1,000	909	1,909	1,967

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	485	334	418	595	766	1,361	693

Total		485	334	418	595	766	1,361	693

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)
EKATI™	80%	676	551	576	457	481	938	1,379

STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)
CMSA	99.9%	12.4	7.8	7.4	10.4	12.3	22.7	24.8
Nickel West	100%	30.6	25.2	30.8	24.7	26.1	50.8	56.7

Total		43.0	33.0	38.2	35.1	38.4	73.5	81.5

Refer footnotes on page 4.

BHP Billiton Production Report for the half year ended 31 December 2011	Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
IRON ORE
Production (‘000 tonnes) (d)
Newman (e)	85%	11,213	11,912	12,480	13,158	13,247	26,405	20,853
Goldsworthy Joint Venture	85%	225	305	284	254	334	588	609
Area C Joint Venture	85%	10,154	9,510	10,044	10,479	10,437	20,916	20,240
Yandi Joint Venture	85%	9,078	8,799	9,796	12,708	14,170	26,878	17,865
Samarco	50%	2,996	2,705	2,922	2,973	2,884	5,857	6,082

Total		33,666	33,231	35,526	39,572	41,072	80,644	65,649

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)
South Africa (f)	60%	779	514	776	911	808	1,719	1,717
Australia (f)	60%	1,050	838	1,014	1,108	998	2,106	2,234

Total		1,829	1,352	1,790	2,019	1,806	3,825	3,951

MANGANESE ALLOYS
Saleable production (‘000 tonnes)
South Africa (f) (g)	60%	123	111	120	124	124	248	255
Australia (f)	60%	69	61	70	70	71	141	136

Total		192	172	190	194	195	389	391

METALLURGICAL COAL
Production (‘000 tonnes) (h)
BMA	50%	4,534	3,955	4,874	5,274	5,006	10,280	11,072
BHP Mitsui Coal (i)	80%	1,421	1,133	1,426	1,803	1,580	3,383	3,334
Illawarra	100%	1,832	1,582	1,622	2,214	1,907	4,121	3,680

Total		7,787	6,670	7,922	9,291	8,493	17,784	18,086

ENERGY COAL
Production (‘000 tonnes)
South Africa	100%	8,507	8,596	8,228	9,095	7,976	17,071	17,504
USA	100%	2,296	2,360	3,779	2,467	2,163	4,630	5,473
Australia	100%	3,394	3,978	3,793	4,046	4,027	8,073	5,900
Colombia	33%	2,316	2,609	2,538	2,852	2,753	5,605	4,742

Total		16,513	17,543	18,338	18,460	16,919	35,379	33,619

(a)	LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	Includes Cerro Colorado and Spence.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Newman includes Mt Newman Joint Venture and Jimblebar.
(f)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(g)	Production includes Medium Carbon Ferro Manganese.
(h)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the half year ended 31 December 2011	Page 4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC	MAR	JUN	SEP	DEC	DEC	DEC
	2010	2011	2011	2011	2011	2011	2010
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	2,553	2,465	2,485	2,527	2,190	4,717	5,264
North West Shelf	2,188	1,719	1,442	1,400	1,686	3,086	4,425
Stybarrow	358	862	1,037	1,171	836	2,007	909
Pyrenees	5,362	4,326	4,584	3,901	3,207	7,108	10,878
Other Australia (a)	10	13	13	13	13	26	25
Atlantis (b)	2,881	2,694	2,098	2,081	2,390	4,471	5,919
Mad Dog (b)	874	952	128	—	—	—	1,949
Shenzi (b) (c)	3,859	3,378	3,630	3,848	4,119	7,967	7,775
Onshore US (d)	—	—	—	672	1,631	2,303	—
Trinidad/Tobago	—	299	687	466	466	932	285
Other Americas (b) (e)	430	397	448	373	374	747	789
UK	479	542	534	447	433	880	1,090
Algeria	1,587	1,474	1,498	1,498	1,437	2,935	3,273
Pakistan	71	79	68	85	84	169	158

Total	20,652	19,200	18,652	18,482	18,866	37,348	42,739

NATURAL GAS (billion cubic feet)
Bass Strait	20.94	22.31	29.97	31.88	23.65	55.53	59.75
North West Shelf	36.47	35.11	35.44	32.97	32.56	65.53	72.96
Other Australia (a)	3.83	4.69	4.68	4.45	4.56	9.01	9.83
Atlantis (b)	1.07	0.84	0.67	0.64	0.67	1.31	2.40
Mad Dog (b)	0.06	0.13	0.01	—	—	—	0.31
Shenzi (b) (c)	0.77	0.64	0.67	0.62	0.57	1.19	1.52
Onshore US (d)	—	—	36.43	77.59	121.63	199.22	—
Trinidad/Tobago	—	—	4.69	9.31	9.72	19.03	—
Other Americas (b) (e)	1.32	1.33	1.42	1.19	0.98	2.17	2.72
UK	6.14	6.32	5.69	3.91	5.51	9.42	12.45
Pakistan	11.94	13.53	12.12	14.79	14.64	29.43	26.43

Total	82.54	84.90	131.79	177.35	214.49	391.84	188.37

NGL (‘000 barrels of oil equivalent)
Bass Strait	1,412	1,252	1,554	1,823	1,407	3,230	3,442
North West Shelf	442	434	367	423	434	857	913
Atlantis (b)	177	150	117	120	123	243	365
Mad Dog (b)	42	39	11	—	—	—	84
Shenzi (b) (c)	336	245	252	296	293	589	532
Onshore US (d)	—	—	—	416	943	1,359	—
Other Americas (b) (e)	54	42	47	41	34	75	96
UK	74	79	66	18	45	63	134
Algeria	305	201	222	219	83	302	639

Total	2,842	2,442	2,636	3,356	3,362	6,718	6,205

TOTAL PETROLEUM PRODUCTS	37.25	35.79	43.25	51.40	57.98	109.38	80.34

(million barrels of oil equivalent) (f)

(a)	Other Australia includes Minerva.
(b)	Gulf of Mexico volumes are net of royalties.
(c)	The Genghis Khan operation is reported in Shenzi.
(d)	Fayetteville shale acquisition completed on 31 March 2011. Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(e)	Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter.
(f)	Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Production Report for the half year ended 31 December 2011	Page 5

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC	MAR	JUN	SEP	DEC	DEC	DEC
	2010	2011	2011	2011	2011	2011	2010
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated. (‘000 tonnes)

ALUMINA
Production
Worsley, Australia	758	663	725	752	694	1,446	1,514
Alumar, Brazil	267	296	301	308	307	615	511

Total	1,025	959	1,026	1,060	1,001	2,061	2,025

Sales
Worsley, Australia	735	633	727	720	745	1,465	1,502
Alumar, Brazil	271	249	324	280	349	629	510

Total	1,006	882	1,051	1,000	1,093	2,093	2,012

ALUMINIUM
Production
Hillside, South Africa	179	173	179	180	180	360	359
Bayside, South Africa	25	24	24	25	24	49	49
Alumar, Brazil	43	44	43	44	42	86	87
Mozal, Mozambique	67	64	67	66	67	133	133

Total	314	305	313	315	313	628	628

Sales
Hillside, South Africa	160	163	181	163	186	349	308
Bayside, South Africa	31	38	29	24	25	49	60
Alumar, Brazil	43	43	44	44	43	87	87
Mozal, Mozambique	76	66	80	60	85	145	131

Total	310	310	334	291	339	630	586

BHP Billiton Production Report for the half year ended 31 December 2011	Page 6

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	(‘000 tonnes)	98,167	100,966	97,705	69,006	96,152	165,158	202,008
Sulphide ore milled (100%)	(‘000 tonnes)	18,789	15,993	16,399	12,029	18,663	30,692	38,486
Average copper grade	(%)	1.26%	1.15%	1.06%	0.97%	0.97%	0.97%	1.25%
Production ex mill (100%)	(‘000 tonnes)	194.6	153.1	141.2	91.9	144.3	236.2	392.3

Production
Payable copper	(‘000 tonnes)	112.7	87.7	79.4	49.9	80.4	130.3	223.4
Payable gold concentrate	(fine ounces)	23,133	19,667	17,116	11,063	14,242	25,305	47,940
Copper cathode (EW)	(‘000 tonnes)	47.1	44.4	42.6	32.9	43.0	75.9	92.1
Payable silver concentrate	(‘000 ounces)	796	670	580	403	549	952	1,599

Sales
Payable copper	(‘000 tonnes)	113.9	74.3	90.9	49.2	82.1	131.3	228.7
Payable gold concentrate	(fine ounces)	23,357	16,754	20,251	10,974	14,435	25,409	49,018
Copper cathode (EW)	(‘000 tonnes)	46.1	47.7	48.0	25.7	45.3	71.0	86.1
Payable silver concentrate	(‘000 ounces)	804	569	673	404	558	962	1,635

Pampa Norte, Chile
Cerro Colorado
Material mined	(‘000 tonnes)	18,290	16,320	17,840	14,736	16,792	31,528	33,934
Ore milled	(‘000 tonnes)	4,631	4,251	4,771	4,608	4,601	9,209	9,215
Average copper grade	(%)	0.76%	0.75%	0.74%	0.72%	0.71%	0.72%	0.75%

Production
Copper cathode (EW)	(‘000 tonnes)	22.4	22.6	25.7	22.5	23.5	46.0	44.1

Sales
Copper cathode (EW)	(‘000 tonnes)	24.7	22.5	25.7	22.4	23.8	46.2	46.1

Spence
Material mined	(‘000 tonnes)	18,389	19,046	19,487	19,816	26,511	46,327	35,537
Ore milled	(‘000 tonnes)	4,567	4,892	4,545	3,862	4,909	8,771	8,994
Average copper grade	(%)	1.28%	1.23%	1.22%	1.30%	1.46%	1.39%	1.27%

Production
Copper cathode (EW)	(‘000 tonnes)	43.6	41.5	50.0	42.9	46.5	89.4	88.3

Sales
Copper cathode (EW)	(‘000 tonnes)	48.2	45.7	54.5	43.2	46.6	89.8	85.2

BHP Billiton Production Report for the half year ended 31 December 2011	Page 7

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(‘000 tonnes)	32,722	33,154	41,669	44,212	38,759	82,971	63,321
Sulphide ore milled (100%)	(‘000 tonnes)	9,347	9,288	9,253	9,396	9,656	19,052	18,388
Average head grades
- Copper	(%)	1.06%	0.99%	0.90%	1.11%	1.15%	1.13%	1.00%
- Zinc	(%)	1.11%	1.15%	1.03%	0.68%	0.72%	0.70%	1.23%

Production
Payable copper	(‘000 tonnes)	27.2	24.9	22.5	30.3	30.9	61.2	50.4
Payable zinc	(tonnes)	22,025	24,123	20,385	8,956	13,553	22,509	46,962
Payable silver	(‘000 ounces)	1,025	813	773	972	1,087	2,059	2,014
Payable lead	(tonnes)	177	237	164	102	205	307	789
Payable molybdenum	(tonnes)	485	334	418	595	766	1,361	693

Sales
Payable copper	(‘000 tonnes)	21.8	26.1	23.5	28.2	31.7	59.9	49.5
Payable zinc	(tonnes)	24,912	25,571	18,479	9,586	12,654	22,240	48,849
Payable silver	(‘000 ounces)	882	839	658	833	940	1,773	2,124
Payable lead	(tonnes)	503	180	92	91	139	230	1,251
Payable molybdenum	(tonnes)	292	394	346	549	591	1,140	730

Cannington, Australia
Material mined	(‘000 tonnes)	824	703	841	819	778	1,597	1,566
Ore milled	(‘000 tonnes)	760	713	786	826	888	1,714	1,591
Average head grades
- Silver	(g/t)	459	377	381	332	370	352	453
- Lead	(%)	9.9%	8.6%	8.6%	7.9%	8.8%	8.4%	9.7%
- Zinc	(%)	3.3%	3.6%	2.9%	2.9%	2.9%	2.9%	3.1%

Production
Payable silver	(‘000 ounces)	9,509	7,315	8,242	7,559	9,056	16,615	19,668
Payable lead	(tonnes)	64,748	51,673	58,414	55,557	66,787	122,344	133,277
Payable zinc	(tonnes)	14,920	16,129	14,348	14,488	14,745	29,233	30,180

Sales
Payable silver	(‘000 ounces)	9,973	7,263	8,235	6,434	8,960	15,394	19,192
Payable lead	(tonnes)	67,815	52,199	58,868	48,258	66,657	114,915	130,906
Payable zinc	(tonnes)	16,621	12,986	14,530	15,734	14,078	29,812	29,098

BHP Billiton Production Report for the half year ended 31 December 2011	Page 8

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,513	2,433	2,675	2,543	2,440	4,983	5,223
Ore milled	(‘000 tonnes)	2,622	2,670	2,533	2,471	2,440	4,911	5,127
Average copper grade	(%)	1.78%	1.84%	1.92%	1.98%	2.08%	2.03%	1.84%
Average uranium grade	kg/t	0.50	0.54	0.54	0.54	0.50	0.52	0.52

Production
Copper cathode (ER)	(‘000 tonnes)	45.0	47.8	47.0	37.6	51.5	89.1	86.6
Copper cathode (EW)	(‘000 tonnes)	2.8	3.3	3.7	2.8	3.1	5.9	5.7
Uranium oxide concentrate	(tonnes)	957	1,063	1,015	1,000	909	1,909	1,967
Refined gold	(fine ounces)	28,493	29,892	28,429	28,376	29,765	58,141	53,047
Refined silver	(‘000 ounces)	241	258	282	217	211	428	442

Sales
Copper cathode (ER)	(‘000 tonnes)	45.3	48.7	46.5	36.4	51.7	88.1	87.5
Copper cathode (EW)	(‘000 tonnes)	2.9	2.7	4.1	3.5	2.5	6.0	5.7
Uranium oxide concentrate	(tonnes)	1,121	930	1,143	910	1,126	2,036	1,872
Refined gold	(fine ounces)	29,757	31,742	30,323	28,979	24,327	53,306	48,671
Refined silver	(‘000 ounces)	150	334	269	289	155	444	351

(a) Material mined refers to run of mine ore mined and hoisted.
Pinto Valley, USA
Production
Copper cathode (EW)	(‘000 tonnes)	1.5	1.4	1.4	1.4	1.4	2.8	2.9

Sales
Copper cathode (EW)	(‘000 tonnes)	1.0	1.9	1.2	1.7	1.2	2.9	2.8

BHP Billiton Production Report for the half year ended 31 December 2011	Page 9

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
EKATI™, Canada
Ore Processed (100%)	(‘000 tonnes)	1,162	1,122	1,212	1,177	1,090	2,267	2,358

Production	(‘000 carats)	676	551	576	457	481	938	1,379

BHP Billiton Production Report for the half year ended 31 December 2011	Page 10

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated. (‘000 tonnes)

NICKEL
CMSA, Colombia
Production	12.4	7.8	7.4	10.4	12.3	22.7	24.8

Sales	12.8	8.5	8.5	7.7	13.1	20.8	24.8

Nickel West, Australia
Production
Nickel contained in concentrate	1.7	1.6	3.3	2.6	1.8	4.4	2.6
Nickel contained in finished matte	21.8	12.4	16.1	9.0	15.2	24.2	35.4
Nickel metal	7.1	11.2	11.4	13.1	9.1	22.2	18.7

Nickel production	30.6	25.2	30.8	24.7	26.1	50.8	56.7

Sales
Nickel contained in concentrate	0.8	2.2	3.9	1.2	2.6	3.8	2.4
Nickel contained in finished matte	19.9	14.7	14.9	10.1	13.9	24.0	34.5
Nickel metal	9.6	9.2	12.4	9.4	10.9	20.3	21.8

Nickel sales	30.3	26.1	31.2	20.7	27.4	48.1	58.7

BHP Billiton Production Report for the half year ended 31 December 2011	Page 11

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated. (‘000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Newman (b)	11,213	11,912	12,480	13,158	13,247	26,405	20,853
Goldsworthy Joint Venture	225	305	284	254	334	588	609
Area C Joint Venture	10,154	9,510	10,044	10,479	10,437	20,916	20,240
Yandi Joint Venture	9,078	8,799	9,796	12,708	14,170	26,878	17,865

Total (BHP Billiton share)	30,670	30,526	32,604	36,599	38,188	74,787	59,567

Total production (100%)	36,082	35,913	38,358	43,058	44,927	87,985	70,078

Shipments
Lump	7,830	7,669	7,463	7,744	8,700	16,444	15,652
Fines	23,870	22,648	25,379	29,311	28,406	57,717	44,919

Total (BHP Billiton share)	31,700	30,317	32,842	37,055	37,106	74,161	60,571

Total sales (100%)	37,294	35,667	38,638	43,594	43,654	87,248	71,260

(a)	Iron ore production and shipments are reported on a wet tonnes basis.
(b)	Newman includes Mt Newman Joint Venture and Jimblebar.

Samarco, Brazil
Production	2,996	2,705	2,922	2,973	2,884	5,857	6,082
Shipments	3,460	2,598	2,736	2,926	2,961	5,887	6,094

BHP Billiton Production Report for the half year ended 31 December 2011	Page 12

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC 2010	MAR 2011	JUN 2011	SEP 2011	DEC 2011	DEC 2011	DEC 2010
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated. (‘000 tonnes)

MANGANESE ORE
South Africa (a)
Saleable production	779	514	776	911	808	1,719	1,717

Sales	947	701	746	861	853	1,714	1,604

Australia (a)
Saleable production	1,050	838	1,014	1,108	998	2,106	2,234

Sales	1,173	1,127	1,108	1,094	876	1,970	1,725

MANGANESE ALLOY
South Africa (a) (b)
Saleable production	123	111	120	124	124	248	255

Sales	153	145	123	95	138	233	248

Australia (a)
Saleable production	69	61	70	70	71	141	136

Sales	68	62	75	91	58	149	121

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b)	Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the half year ended 31 December 2011	Page 13

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC	MAR	JUN	SEP	DEC	DEC	DEC
	2010	2011	2011	2011	2011	2011	2010
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated. (‘000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,134	870	1,127	1,367	1,122	2,489	2,592
Goonyella	1,086	993	1,417	1,463	1,375	2,838	2,949
Peak Downs	984	758	543	971	992	1,963	2,101
Saraji	819	532	556	802	900	1,702	1,691
Norwich Park	73	128	386	365	369	734	541
Gregory Joint Venture	438	674	845	306	248	554	1,198

BMA total	4,534	3,955	4,874	5,274	5,006	10,280	11,072

BHP Mitsui Coal (b)
South Walker Creek	765	623	690	1,106	901	2,007	1,821
Poitrel	656	510	736	697	679	1,376	1,513

BHP Mitsui Coal total	1,421	1,133	1,426	1,803	1,580	3,383	3,334

Queensland total	5,955	5,088	6,300	7,077	6,586	13,663	14,406

Shipments
Coking coal	5,243	3,475	4,865	5,066	4,845	9,911	11,884
Weak coking coal	1,886	970	1,411	1,691	1,747	3,438	3,539
Thermal coal	206	125	285	176	20	196	574

Total	7,335	4,570	6,561	6,933	6,612	13,545	15,997

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,832	1,582	1,622	2,214	1,907	4,121	3,680

Shipments
Coking coal	1,495	1,374	1,407	1,673	1,255	2,928	2,883
Thermal coal	536	211	216	159	441	600	898

Total	2,031	1,585	1,623	1,832	1,696	3,528	3,781

BHP Billiton Production Report for the half year ended 31 December 2011	Page 14

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	DEC	MAR	JUN	SEP	DEC	DEC	DEC
	2010	2011	2011	2011	2011	2011	2010
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated. (‘000 tonnes)

South Africa
Production	8,507	8,596	8,228	9,095	7,976	17,071	17,504

Sales
Export	3,365	2,887	3,082	3,439	3,546	6,985	6,412
Local utility	5,024	5,254	5,363	5,622	4,582	10,204	10,691
Inland	96	78	37	85	165	250	206

Total	8,485	8,219	8,482	9,146	8,293	17,439	17,309

New Mexico, USA
Production
Navajo Coal	1,818	1,629	2,271	1,178	2,060	3,238	3,572
San Juan Coal	478	731	1,508	1,289	103	1,392	1,901

Total	2,296	2,360	3,779	2,467	2,163	4,630	5,473

Sales - local utility	3,339	3,385	3,106	3,630	3,108	6,738	6,700

NSW Energy Coal, Australia
Production	3,394	3,978	3,793	4,046	4,027	8,073	5,900

Sales
Export	3,253	3,824	3,522	3,523	3,566	7,089	5,879
Inland	180	339	364	625	333	958	584

Total	3,433	4,163	3,886	4,148	3,899	8,047	6,463

Cerrejon Coal, Colombia
Production	2,316	2,609	2,538	2,852	2,753	5,605	4,742

Sales - export	2,672	2,149	2,853	2,901	2,784	5,685	5,448

BHP Billiton Production Report for the half year ended 31 December 2011	Page 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 18, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary